MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation:

Management has prepared the information and representations in this annual report. The consolidated financial statements of Caledonia Mining Corporation (“the Corporation or Caledonia”) have been prepared in conformity with generally accepted accounting principles applied in Canada and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

Financial information used elsewhere in the Annual Report is consistent with that in the financial statements. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected.

The Corporation maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide adequate assurance that relevant and reliable financial information is produced. The independent auditors have the responsibility of auditing the annual consolidated financial statements and expressing an opinion on them.

Management has determined that as a result of the relatively small size of the Corporation’s head office finance department personnel, the Internal Controls over Financial Reporting (“ICFR”) assessment concluded that there were limited resources to adequately segregate duties and to permit or necessitate the comprehensive documentation of all policies and procedures that form the basis of an effective design of ICFR.

In order to mitigate the risk of material misstatement in the Corporation’s consolidated financial statements, the Corporation implemented additional cash flow review and monitoring controls at head office on a monthly basis. Also as part of their monitoring and oversight role the Audit Committee performs additional analysis and other post-closing procedures. No material exceptions were noted based on the additional year end procedures and no evidence of fraudulent activity was found.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three unrelated directors. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

The consolidated financial statements have been audited on behalf of the shareholders by the Corporation’s independent auditors, BDO Canada LLP, in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States).  The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

“Signed”

“Signed”

S. E. Hayden

 S. R. Curtis

President and Chief Executive Officer

Vice-President, Finance and Chief Financial Officer

Independent Auditor’s Report

To the shareholders of Caledonia Mining Corporation

We have audited the accompanying consolidated financial statements of Caledonia Mining Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of changes in shareholders’ equity, operations and comprehensive income and loss and cash flow for each of the years in the three year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Caledonia Mining Corporation as at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2010, in accordance with Canadian Generally Accepted Accounting Principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to the Basis of Presentation and Going Concern paragraph in the Summary of Significant Accounting Policies in the financial statements which indicates that the Corporation's ability to recover amounts shown for capital assets and mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Corporation to obtain financing and future profitable production. These conditions, along with other matters as set forth in the Basis of Presentation and Going Concern paragraph, indicate the existence of a material uncertainty that may cast significant doubt about the Corporation's ability to continue as a going concern.

 (Signed) BDO Canada LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

Date: March 30, 2011

Consolidated Balance Sheets
(in thousands of Canadian dollars )

	December 31
	2010	2009
Assets	$	$
Current

Cash and cash equivalents	1,145	1,623
Accounts receivable	2,309	1,547
Inventories (Note 11)	2,626	2,589
Prepaid expenses	114	158
	6,194	5,917

Accounts receivable (Note 10)	-	810
Investments (Note 1)	5	59
Capital assets (Note 2)	5,435	1,336
Mineral properties (Note 3)	15,854	13,968
	21,294	16,173
	27,488	22,090

Liabilities and Shareholders’ Equity
Current
Bank facility (Note 13)	747	588
Accounts payable	3,882	2,171
	4,629	2,759

Future tax liability (Note 6)	2,286	859
Asset retirement obligation (Note 4)	1,731	1,730
	8,646	5,348

Shareholders’ Equity (Note 5)
Share capital	196,125	196,125
Contributed surplus	2,305	1,951
Accumulated other comprehensive income/(loss)	(1,061)	(550)
Deficit	(178,527)	(180,784)
	18,842	16,742
	27,488	22,090

On behalf of the Board:

“S E Hayden”

 Director

“Robert W Babensee”

 Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation
Consolidated Statements of Changes in Shareholders’ Equity
(in thousands of Canadian dollars )

For the years ended December 31, 2010, 2009 and 2008

				Accumulated
				Other
		Share	Contributed	Comprehensive
	Note	Capital	Surplus	Income/(loss)	Deficit	Total
Balance at December 31, 2007		195,006	1,040	(57)	(171,894)	24,095
Shares issued	5(a)(i)	1,119				1,119
Equity-based compensation expense	5(b)		862			862
Investments revaluation to fair value				(10)		(10)
Reclassification adjustment for other than temporary decline in value				70		70
Net loss for the year					(4,940)	(4,940)
Balance at December 31, 2008		196,125	1,902	3	(176,834)	21,196
Equity-based compensation expense	5(b)		49			49
Investments revaluation to fair value				47		47
Translation loss at Blanket Mine	5(e)			(600)		(600)
Net loss for the year					(3,950)	(3,950)
Balance at December 31, 2009		196,125	1,951	(550)	(180,784)	16,742
Equity-based compensation expense	5(b)		354			354
Reclassification to net income on sale of investment				(45)		(45)
Translation loss at Blanket Mine				(466)		(466)
Net income for the year					2,257	2,257
Balance at December 31, 2010		196,125	2,305	(1,061)	(178,527)	18,842

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation
Consolidated Statements of Operations and Comprehensive Income and Loss
(in thousands of Canadian dollars except per share amounts)

	For the years ended December 31
	2010	2009	2008
Revenue and operating costs	$	$	$
Revenue from sales	22,401	11,559	7,696
Royalty expense	(825)	(240)	-
Operating costs (exclusive of amortization below) (Note 12)	(13,298)	(8,403)	(4,657)
	8,278	2,916	3,039

Costs and expenses
General and administrative	2,404	2,147	3,896
Interest (received)/paid	(3)	(264)	(385)
Amortization	566	436	397
Write-down of mineral properties (Note 3)	577	1,434	1,168
Foreign exchange loss/(gain)	50	(248)	1,876
Other expense (Note 8)	997	2,502	591
	4,591	6,007	7,543

Income/(Loss) before income tax	3,687	(3,091)	(4,504)
Income tax (Note 6)	(1,430)	(859)	-
Net Income/(loss) continuing operations	2,257	(3,950)	(4,504)
Net (loss) for discontinued operation	-	-	(436)
Net Income(loss) after discontinued operation	2,257	(3,950)	(4,940)
Revaluation of investments to fair value (Note 1)	-	47	(10)
Reclassification to gain on sale of investment	(45)	-	-
Reclassification adjustment for other than temporary decline in value	-	-	70
Foreign exchange translation loss at Blanket Mine	(466)	(600)	-
Comprehensive Income/(loss)	1,746	(4,503)	(4,880)

Net Income/(Loss) per share
Basic and diluted from continuing operations	0.0045	(0.008)	(0.009)
Basic and diluted from discontinued operations	-	-	(0.001)
Basic and diluted for the year (Note 7)	0.0045	(0.008)	(0.010)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation
Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)

For the years ended December 31
	2010	2009	2008

Cash provided by (used in)

Operating activities	$	$	$
Income/(Loss) from operations	2,257	(3,950)	(4,504)

Adjustments to reconcile net cash from operations (Note 9)	3,489	4,830	2,237

Changes in non-cash operating account balances (Note 9)	822	(1,917)	(1,049)

6,568	(1,037)	(3,316)

Investing activities
Expenditures on capital assets and mineral properties	(7,290)	(1,547)	(3,023)
Proceeds from the sale of an investment	51	-	-
Proceeds on the sale of Barbrook Mine	-	-	9,359
	(7,239)	(1,547)	6,336

Financing activities
Bank facility increase	187	588	(13)
Issue of share capital net of issue costs	-	-	1,119
	187	588	1,106

Cash flows from discontinued operation
Operating activities	-	-	(436)
	-	-	(436
Effect of foreign currency translation on cash	6	(35)	(112)
Increase (decrease) in cash for the year	(478)	(2,031)	3,578
Cash and cash equivalents, beginning of year	1,623	3,654	76
Cash and cash equivalents, end of year	1,145	1,623	3,654

See Note 9 for supplementary cash flow information

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

Nature of Business

Caledonia is a mining company with exploration and development activities focused on Africa.  The Corporation’s primary assets are a gold production operation in Zimbabwe (Blanket), a base metals exploration project in Zambia (Nama), platinum group and base metals (PGE) exploration projects in South Africa (Rooipoort/Mapochs) and a non-producing gold mine in South Africa (Eersteling) which has been identified for disposal.

Basis of Presentation and Going Concern

The ability of the Corporation to recover the amounts shown for its capital assets and mineral properties is dependent upon the existence of economically recoverable reserves and the ability of the Corporation to obtain the necessary financing to complete exploration and development and future profitable production or proceeds from the disposition of such capital assets and mineral properties.

The Corporation operates in a number of Southern African countries, its interests in the various properties may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, currency fluctuations and inflation, all or any of which may impede the Corporation's activities in these areas or may result in the impairment or loss of part or all of the Corporation's interest in the properties.

These consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Corporation will be able to realize assets and discharge liabilities in the normal course of business.  The Corporation’s ability to continue as a going concern is dependent upon operating profitable operations, realising proceeds from the disposal of mineral properties and obtaining sufficient financing to meet its liabilities and its obligations with respect to operating expenditures and expenditures required on its mineral properties.

Measurement Uncertainties

Preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring estimates relate to the fair value of mineral resources, future cash flows associated with capital assets, mineral properties, the net realizable value of the bonds receivable, the obligation under asset retirement obligations, the measurement of stock based compensation and the measurement of future tax assets and liabilities.  The Corporation’s realization of its accounts receivable and its Blanket Mine assets are highly reliant on the monetary policies being implemented by the Zimbabwe government. The amount ultimately recovered could be materially different than the estimated values.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation together with all its subsidiaries.  All significant inter-Corporation balances and transactions have been eliminated on consolidation.

The Corporation’s consolidated subsidiaries (all 100% owned) are:

Blanket Mine (1983) (Private) Limited (“Blanket”)	Caledonia Nama Limited (“Nama”)
Blanket (Barbados) Holdings Limited (“Barbados”)	Caledonia Western Limited (“Western”)
Caledonia Holdings (Africa) Limited (“CHA”)	Eersteling Gold Mining Corporation Limited ("Eersteling")
Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”)	Fintona Investments (Proprietary) Limited (“Fintona”)
Caledonia Mining Services Limited (“CMS”)	Greenstone Management Services (Proprietary) Limited (“Greenstone”)
Caledonia Kadola Limited (“Kadola”)	Maid O’ The Mist (Pty) Ltd (“Maid”)
Caledonia Mining (Zambia) Limited (“CMZ”)	Mapochs Exploration (Pty) Ltd

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand in operating bank accounts, and money market funds with initial maturities less than three months.

Inventory

These include gold in circuit (WIP) and bulk consumable stores.  WIP is valued at the lower of the cost of production, on an average basis, at the various stages of production or net realisable value if the cost of production exceeds the current gold price.  Bulk consumable stores are valued at the lower of cost or net realisable value on an average basis.

Investments

The marketable security is recorded at fair value. Changes in fair value are recognized in the statements of operations and comprehensive income (loss) except for losses that are considered other than temporary which are recognised in operations.

Revenue Recognition

Revenue from the sale of precious metals is recognized when the metal leaves the mine for delivery to the respective refineries, risk and benefits of ownership are transferred and the receipt of proceeds are substantially assured.

Capital Assets

Producing Assets

Producing assets are recorded at cost less grants, accumulated amortization and write-downs.  Amortization on property, plant and equipment is provided on the straight-line basis at rates considered appropriate to reduce book values to estimated residual values over the useful lives of the assets.  The estimated life of the producing assets ranges up to 10 years.

Repairs and maintenance expenditures are charged to operations, major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset.  Eersteling Gold Mine remains for sale but in 2010 is presented as held and used as no buyer has yet been found.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

Non-Producing Assets

Non-producing assets are recorded at cost less write downs.  At the time of commercial production, the assets are reclassified as producing.  During non-producing periods, no amortization is recorded on plant and equipment but vehicles and computer equipment continue to be amortized. The estimated life of the non-producing assets being amortized ranges up to 5 years.

Assets held for sale and discontinued operations

Eersteling Gold Mining Corporation has been on care and maintenance since 1997 and in 2007 the decision to sell Eersteling was taken by the Board. Despite the fact that Eersteling is still for sale it is not disclosed as an “asset held for sale” as we have not had an offer submitted since 2008.

Eersteling Mine’s results are no longer disclosed under discontinued operations and the comparative figures for 2009 and 2008 have been adjusted accordingly. The information disclosed under discontinued operations relates to Barbrook Mine that was sold in 2008.

	2009	2008
	$	$
Operating costs previously disclosed	8,223	4,438
Add: Eersteling operating costs	180	219
Operating costs currently disclosed	8,403	4,657

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized.  Where the total reserves are not determinable because ore bearing structures are open at depth or are open laterally, which is currently the case at Blanket Mine, the straight-line method of amortisation is applied over the estimated life of the mine which is currently up to end of year 2023.

Non-Producing Properties

Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by the Corporation or from time to time  through its participation in joint ventures are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned.

A decision to abandon, reduce or  expand activity on a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral property leases, and the general likelihood that the Corporation will continue exploration on the project.  However, based on the results at the conclusion of each phase of an exploration program, properties that are not suitable as prospects are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate.

The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights.  The amounts shown for non-producing resource properties do not necessarily reflect present or future values.

Asset Impairment

Long-lived assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognised based on the fair value of the assets.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

Asset retirement obligation

The fair value of the liability of an asset retirement obligation is recorded when it is legally incurred and the corresponding increase to the mineral property is depreciated over the life of the mineral property. The liability is adjusted over time to reflect an accretion element considered in the initial measurement at fair value and revisions to the timing or amount of original estimates and for drawdowns as asset retirement expenditures are incurred.

Strategic Alliances

In the past the Corporation has entered into various agreements under which the participants earn a right to participate in the mineral property by incurring exploration expenditures in accordance with the conditions of the agreements. Upon satisfaction of the conditions of the agreement a joint venture may be formed with customary joint venture terms and provisions and then accounted for on a proportionate consolidation basis. Until a joint venture is formed, only the expenditures on the properties incurred by the Corporation are reflected in these consolidated financial statements. Currently there are no active strategic alliances that would result in a joint venture.

Foreign Currency Translation

Balances of the Corporation denominated in foreign currencies and the accounts of its foreign subsidiaries, except for Blanket Mine are translated into Canadian dollars as follows:

(i)

monetary assets and liabilities at period end rates;

(ii)

all other assets and liabilities at historical rates, and

(iii)

revenue and expense transactions at the average rate of exchange prevailing during the period.

Exchange gains or losses arising on these translations are reflected in income in the year incurred.

Blanket is a self-sustaining operation and operates in Zimbabwe in what was a hyper inflationary economy.  Due to the dollarization of the economy in February, 2009 the hyper inflationary environment no longer exists.  Accordingly the results of these operations have been translated into Canadian Dollars using the current rate method.  On January 1, 2009 Blanket’s functional currency also changed to US Dollars following the Monetary Policy announcement introducing the use of foreign currency in Zimbabwe for all forms of trade and business.  The assets and liabilities of a self-sustaining foreign operation are translated at the rate in effect at the balance sheet date for purposes of incorporation in the financial statements of Caledonia and, therefore, an exchange gain or loss will arise when the exchange rate changes.  It is inappropriate to incorporate this exchange gain or loss in net income of Caledonia in the period in which it arises; rather, it is reported in the financial statements as a separate component of shareholders' equity and is disclosed as a separate component of accumulated other comprehensive income during the period.  In summary the current rate method is as follows:

(i)

all assets and liabilities are translated at rates at the balance sheet date; and

(ii)

revenue and expense transactions at the average rate of exchange prevailing during the period.

Included in the statement of operations and comprehensive income/loss is an exchange loss of $50 (2009 - gain $248 and 2008- loss $1,876 ).  Due to the translation of Blanket Mine a loss of $466 (2009 - $600) has been disclosed under other comprehensive income/ (loss).

Income Taxes

The Corporation accounts for income taxes using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

Equity-based Compensation

The Corporation operates a share option plan as described in note 5(b).  The Corporation accounts for equity-based compensation granted under such plans using the fair value method of accounting. Under such method, the cost of equity-based compensation is estimated at fair value and is recognized in the statement of operations and comprehensive loss as an expense.  This cost is amortized over the relevant vesting period for grants to directors, officers and employees, and measured in full at the earlier of performance completion or vesting for grants to non-employees.  Any consideration received by the Corporation on exercise of share options together with amounts previously credited to contributed surplus for these options is credited to share capital.

Financial Instruments

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification.

The various assets and liabilities were classified as follows on adoption:

1.

Cash and cash equivalents are classified as “assets held for trading”. They are stated at fair value and any gains/losses arising on revaluation at the end of each period are included in the statement of operations. The Corporation has no derivative financial instruments that would have been classified on a similar basis.

2.

Investments are classified as “assets available for sale”. Investments are presented at fair value and the gains/losses arising from their revaluation at the end of each period will be included in other comprehensive income. When a decline in fair value is other than temporary, the accumulated loss that had been recognized directly in other comprehensive income is removed from accumulated other comprehensive income and recognized in net income even though the financial asset has not been derecognized.

3.

Accounts receivables are classified as “loans and receivables”. They are recorded at their original cost which is deemed their fair value at that time. Subsequent measurement will be at amortized cost using the effective interest rate method. The Reserve Bank of Zimbabwe (“RBZ”) Gold Bonds (“the Bonds”)  have been written off in 2010 as the RBZ again failed to redeem the Bonds in July 2010 and also failed to extend the redemption period of the Bonds in the last two Monetary Policy Statements made by the RBZ. Blanket Mine however retains legal title to the Bonds.

4.

Bank overdraft is classified as “other financial liability” as there is a contractual obligation to deliver cash. It is measured at fair value which is the carrying value plus accrued interest. It is stated at fair value and any gains/losses arising on revaluation at the end of each period are included in the statement of operations.

5.

Accounts payable is classified as “other financial liability”. They are recorded at their fair value upon initial recognition. Subsequent measurement will be at amortized cost using the effective interest rate method.

Changes in accounting policies:

Financial instruments — recognition and measurement, Section 3855

This Section has been amended to clarify the application of the effective interest method after a debt instrument has been impaired. This amendment is effective for fiscal years beginning on or after July 1, 2009. There was no effect on the financial statements due to adopting this amendment.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

Recently issued accounting pronouncements issued and not yet effective

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling interests. Section 1582 replaces section 1581 and establishes standards for the accounting of a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting of a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and all three sections must be applied concurrently. The Corporation does not anticipate that the adoption of these standards will impact its financial results.

 Section 3855 Financial Instruments – Recognition and Measurement has been amended to clarify when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This amendment applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board confirmed in February 2008 plans to converge Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a transition period expected to be effective for interim and annual periods commencing January 1, 2011. The transition date of January 1, 2010 will require the restatement for comparative purposes amounts reported by Caledonia for the year ended December 31, 2010.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

1.

   Investments

The fair value of the investment in Lucara is $Nil (2009 - $54) and the fair value of the shares held in Old Mutual Plc. is $5 (2009 - $5 ). Caledonia sold the Lucara shares in 2010 for $51.

2.

Capital Assets

COST(1)
	As at December 31, 2009	Exchange rate difference	Additions	As at December 31, 2010
	$	$	$	$
Land and buildings	9	1	111	121
Plant and equipment
- producing (2)	816	(40)	4,048	4,824
- non-producing (3)	1,080	-	-	1,080
Office equipment	986	(7)	45	1,024
Mobile equipment	433	(52)	100	481
	3,324	(98)	4,304	7,530

ACCUMULATED AMORTIZATION
	As at December 31, 2009	Exchange rate difference	Additions	As at December 31, 2010
	$	$	$	$
Land and buildings	-	-	-	-
Plant and equipment
- producing (2)	38	(2)	136	172
- non-producing (3)	610	1	-	611
Office equipment	921	(1)	9	929
Mobile equipment	419	(66)	30	383
	1,988	(68)	175	2,095

Net Book Value	1,336	5,435

(1)

Opening cost is comprised of the original cost of the asset, less write-downs, removal of cost for disposals and government grants.

(2)

The producing plant and equipment relates to the Blanket operation which recommenced gold production in April 2009.

(3)

Non-producing plant and equipment represents Zambian and Eersteling operations.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

3.

Mineral Properties

COST
	As at December 31, 2009	Exchange rate difference	Additions	Impairment	As at December 31, 2010
	$	$	$	$	$
Producing:
Blanket, Zimbabwe - gold property	4,940	(280)	2,319	-	6,979
Non-producing exploration:
Rooipoort	4,443	-	37	(1)(577)	3,903
Eersteling	210	-	-	-	210
Nama, Zambia	4,956	-	630	-	5,586
	14,549	(280)	2,986	(577)	16,678

ACCUMULATED AMORTIZATION
	As at December 31, 2009	Exchange rate difference	Additions	Disposals	As at December 31, 2010
	$	$	$	$	$
Producing:
Blanket, Zimbabwe - gold property	581	(147)	390	-	824
Non-producing exploration:
Rooipoort	-	-	-	-	-
Eersteling	-	-	-	-	-
Nama, Zambia	-	-	-	-	-
	581	(147)	390	-	824

Net Book Value	13,968	-	-	-	15,854

(1)

The Rooipoort property has been impaired in 2010 to recognise the fact that drilling expenditure in the far northern region will not be recovered in the foreseeable future as no resource can be defined in this area.

The recoverability of the carrying amount of the South African and Zambian mineral properties is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the US dollar and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

4.

Asset Retirement Obligation

	2010	2009
	$	$
Blanket Mine	1,406	839
Accretion expense	55	28
Increase in asset retirement obligation	-	592
Foreign exchange loss (gain)	(65)	(53)
Closing balance – continuing operations	1,396	1,406

Eersteling Gold Mine
Opening balance	324	314
Accretion expense	11	11
Foreign exchange loss (gain)	-	(1)
Closing balance – held for sale	335	324
Total	1,731	1,730

The asset retirement obligations relate to Blanket Mine $1,396 (2009 - $1,406), and Eersteling Gold Mine $335 (2009 - $324) and are estimates of costs of rehabilitation at the end of the mine life. The obligation at Eersteling is accreted at a rate of 5% per annum whilst at Blanket the accretion is within a range of 1.7% - 5%.  The undiscounted obligation for the Blanket Mine is $1,781 (2009 -$1,781)

5.

Shareholders’ Equity

(a) Share Capital

Authorized

An unlimited number of common shares

An unlimited number of preference shares.

Issued

	Number of Shares	Amount
Common shares		$
Balance - December 31 , 2007	487,869,280	195,006
Issued pursuant to a private placement (i)	12,300,000	1,119
Balance - December 31 , 2008, 2009 and 2010	500,169,280	196,125

(i)

In February 2008 the Corporation, in a private placement, raised $1,119 after expenses from the sale of 12,300,000 units.  Each unit consists of one common share and one common share purchase warrant at $0.15 exercisable before February 21, 2009.  These warrants expired unexercised on February 21, 2009.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

(b)

Stock Option Plans and Equity Based Compensation

The Corporation has established incentive stock option plans (the "Plans") for employees, officers, directors, consultants and other service providers. Under the current plan the maximum term of the options is 5 years.  Under the Plans the aggregate number of shares that may be issued will not exceed 10% of the number of the shares issued of the Corporation and, as at December 31, 2010, the Corporation has the following options outstanding:

Number of Options	Exercise Price-$	Expiry Date
9,450,000	0.07	April 24, 2012
1,300,000	0.07	May 31, 2012
15,820,000	0.07	Mar 18, 2013
1,000,000	0.07	July 1, 2013
500,000	0.07	Mar 23, 2014
210,000	0.07	April 29, 2014
4,000,000	0.07	February 15, 2015
300,000	0.07	May 11, 2016
32,580,000	0.07

The continuity of the options granted, exercised, forfeited and expired under the Plans during 2010, 2009 and 2008 are as follows:

	Number of Options	Weighted Avg. Exercise Price
		$
Options outstanding at December 31, 2007	18,588,000	0.198
Forfeited or expired	(1,778,000)	(0.28)
Granted	17,320,000	0.155
Options outstanding at December 31, 2008	34,130,000	0.173
Granted	500,000	0.155
Forfeited or expired	(2,050,000)	0.187
Options outstanding and exercisable at December 31, 2010 and 2009	32,580,000	0.07(1)

(1)

As a result of the re-pricing, the weighted average exercise price is $0.07

The weighted average remaining contractual life of the outstanding options is 2.2 years (2009 – 3.2 years)

The options to purchase common shares noted above, have been granted to directors, officers, employees and service providers at exercise prices determined by reference to the market value of the common shares on the date of grant.  The vesting of options is made at the discretion of the board of directors at the time the options are granted. As of December 31, 2010 there are 17,436,928 stock options available to grant.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

In August 2010 the re-pricing of the exercise price of the above options, down to $0.07, as approved at the 2010 AGM in May, became effective. During the year $354 (2009 - $49 and 2008 - $862) total equity based compensation expense was charged to expense and credited to contributed surplus.

The fair value of compensation expenses noted above was estimated using the Black-Scholes Option Pricing Model with the following assumptions for the periods ended December 31, 2010, 2009 and 2008.

	2010	2009	2008
Risk-free interest rate	1-2%	2%	3%
Expected dividend yield	Nil	Nil	Nil
Expected stock price volatility	45-55%	58-60%	55-62%
Expected option life in years	1.7 – 5.8	5	5

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Corporation’s stock options.

(c)

Warrants

There are no common share purchase warrants pursuant to private placements which are outstanding as of December 31, 2010:

The continuity of warrants issued and outstanding is as follows:

Number of Warrants
Outstanding December 31, 2007	15,437,626
Expired	(15,437,626)
Issued pursuant to private placement	12,300,000
Outstanding December 31, 2008	12,300,000
Expired	(12,300,000)
Outstanding December 31, 2010 and 2009	-

Warrants expired unexercised on February 21, 2009.

(d)

Contributed Surplus

	2010	2009
	$	$
Balance at beginning of year	1,951	1,902
Equity based compensation	354	49
Balance at end of year	2,305	1,951

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

 (e)

Accumulated Other Comprehensive Income (loss) and Deficit

	2010	2009
	$	$
Investments revalued to fair value	5	50
Cumulative translation account	(1,066)	(600)
Accumulated other comprehensive income(loss)	(1,061)	(550)
Deficit	(178,527)	(180,784)
Balance at end of year	(179,588)	(181,334)

6.

Income Taxes

The following table reconciles the expected income tax expense at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of operations for continuing operations:

	2010	2009	2008
Income tax rate	31.0%	33.0%	33.5%
	$	$	$
Income taxes (recovery) at statutory rate	1,143	(1,020)	(1,436)
Tax rate difference	(140)	405	259
Foreign currency difference	(644)	271	83
Permanent differences	495	279	87
Losses expired	5,377	1,192	(576)
Change in tax rate	-	1,322	186
Change in valuation allowance	(4,801)	(1,590)	1,397
Income tax	1,430	859	-
Current year tax	3	-	-
Future tax	1,427	859	-
	1,430	859	-

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

The following table reflects future income tax assets and liabilities and are classified as current and non-current according to the classification of the related asset or liability for financial reporting.

		2010	2009	2008
		$	$	$
Future Tax Asset
Current
Zimbabwe
	Loss carried forward	11	23	-
	Foreign exchange	9	-	-
Total current future tax asset		20	23	-
	Less: Future tax liability	(20)	(23)	-
		-	-	-

Non-current
Zimbabwe
	Loss carried forward	-	-	-
	Rehabilitation costs	173	152	91
	Other	40	33	507
South Africa
	Loss carried forward	1,289	947	798
Canada
	Loss carried forward	3,708	8,761	10,613
Other		382	70	304
	Non-current future tax assets	5,592	9,963	12,313
	Less: valuation allowance	(4,976)	(9,777)	(11,367)
Total Non- current future tax asset		616	186	946
	Less: Future tax liability	(616)	(186)	(946)
		-	-	-
Future tax liability
Zimbabwe
	Capital assets and mineral properties	(2,520)	(1,068)	(597)
Other		(217)	-	(349)
South Africa
	Foreign Exchange	(186)	-	-
Total future tax liability		(2,923)	(1,068)	(946)
	Less: Future tax assets	637	209	946
Net future tax liability		2,286	859	-

The Corporation has available tax losses for income tax purposes of approximately $19,477 (2009 - $35,630 and 2008 - $36,985) in Canada and South Africa which may be carried forward to reduce taxable income derived in future years.

The expiry of these losses is as follows:

Year	Amount
$
2030	1,660
2029	1,630
2028	2,260
2027	3,054
2026	2,780
2015	1,863
2014	1,583
No expiry	4,648
19,478

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

The Corporation also has approximately $81,356 in capital losses which can be applied to reduce future capital gains.  The right to claim these capital losses is carried forward indefinitely but can only be claimed against capital gains. The Corporation also has the following expenses which are available to be applied against future income for income tax purposes:

Canadian exploration and development expenses	7,560
Foreign exploration and development expenses	1,811
Capital assets and other	304
Tax reserves	247

A valuation allowance has been provided as the potential income tax benefits of these carry-forward non-capital losses and deductible temporary differences and the realization thereof is not considered “more likely than not”.

7.

Net Income/(Loss) Per Share

The net income/(loss) per share figures have been calculated using the weighted average number of common shares outstanding during the respective fiscal years which amounted to 500,169,280 (2009 -500,169,280; 2008 -498,450,650;).  Fully diluted income/(loss) per share has not been calculated for 2009 and 2008 as it would be anti-dilutive.   The fully diluted number of shares amounts to 503,471,910 (2009 - 500,169,280 and 2008 - 499,217,712). The fully diluted number of shares consists of common shares outstanding of 500,169,280 plus potential exercise of options.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

8.

Other Expense (Income)

Other expense (income) is comprised of the following:

	2010	2009	2008
	$	$	$
Write off of Gold Bond and accrued interest (Note 10)	1,040	2,502	526
Reclassification adjustment for other than temporary decline in value of short term investments held for sale.	-	-	70
Gain on sale of investment	(43)	-	-
Other	-	-	(5)
	997	2,502	591

9.

Statement of Cash Flows

Items not involving cash are as follows:

	2010	2009	2008
	$	$	$
Profit on sale of investment	(43)	-	-
Amortization	566	436	397
Asset retirement obligation increase	66	36	39
Equity based compensation expense	354	49	862
Blanket long term liability	-	-	(11)
Write down of mineral properties	577	1,434	1,168
Reclassification adjustment for other than temporary decline in value	-	-	70
Write off of Gold Bond and accrued interest	1,040	2,502	-
Current year future tax charge	1,427	859	-
Interest accrued RBZ bond	(269)	(280)	-
Unrealised foreign exchange differences	(229)	(207)	(297)
Other	-	1	9
	3,489	4,830	2,237

The net changes in non-cash operating account balances for operations are as follows:

	2010	2009	2008
	$	$	$
Accounts receivable	(824)	(1,546)	(451)
Inventories	(159)	(1,814)	1,026
Prepaid expenses	44	132	(10)
Accounts payable	1,761	1,311	(1,614)
	822	(1,917)	(1,049)

Supplemental cash flow Information:

	2010	2009	2008
	$	$	$
Interest paid	267	95	103
Interest received	(1)	(79)	(488)
Withholding tax paid Zimbabwe	3	-	-

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

10.      Accounts Receivable

 In the monetary policy statement announced by the Reserve Bank of Zimbabwe (“RBZ”) in February 2009, the debt owing by RBZ to Blanket Mine was converted into a Special Tradable Gold-Backed Foreign Exchange Bond, with a term of 12 months and an 8% interest rate.

The Bond plus interest is guaranteed by RBZ on maturity. Blanket has been unable to sell the Bond at an acceptable discount rate and the RBZ did not redeem the Bond on the initial maturity date nor any subsequently advised maturity dates. As a result of the uncertain redemption date and the lack of information coming from the RBZ, the Bond has been written down to a nil fair value whilst Blanket continues to retain legal ownership of the RBZ debt.

	2010	2009
	$	$
Estimated recoverable amount	-	810

11.

Inventory

Inventory is comprised of gold in circuit at Blanket and consumable stores utilised by Blanket Mine.

Inventory items as at December 31	2010	2009
	$	$
Consumable stores	2,044	2,092
Gold in circuit	582	497
Total	2,626	2,589

The Corporation has a provision for slow moving inventory of $708 (2009 - $724) related to its consumable stores at Blanket Mine.

12.

The components of operating costs were as follows

	2010	2009	2008
	$	$	$
Wages	4,909	3,366	2,100
Consumable materials (including amounts written down)	5,868	3,222	2,510
Asset retirement obligation	66	36	29
Exploration	34	68	-
Administration and safety	2,421	1,711	18
Total	13,298	8,403	4,657

13.

Bank facility

	2010	2009
	$	$
Bank facility	747	588

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

The bank facility is US$2,500  (2009 - US$1,500) and any portion utilised bears interest at 7% (6% - 2009) above the 30 day LIBOR rate. The facility is unsecured and valid for a 180 day period which is renewable. The facility is repayable on demand.

14.

Related Party Transactions

The Corporation had the following related party transactions measured at the exchange amount:

	2010	2009	2008
	$	$	$
Fees and expense allowances paid to a Corporation which provides the services of the Corporation's president	552	558	635
Rent for office premises paid to a company owned by members of the President’s family	49	50	43
Interest paid to directors on outstanding fees and expenses	-	-	4
Other fees paid to Directors	-	62	65
Legal fees paid to a law firm where a Director is a partner	58	53	117
Fees, allowances and interest paid to the past Chairman of the Board	38	150	334

The Corporation has entered into a management agreement with Epicure Overseas S.A. (“Epicure”), a Panamanian corporation, for management services provided by the president.  The Corporation is required to pay a base annual remuneration and an expense allowance adjusted for inflation and bonuses as set out in the agreement. In the event of a change of control of the Corporation, Epicure can terminate the agreement and receive a lump sum payment equal to 200% of the remuneration for the year in which the change occurs.

These related party transactions were in the normal course of operations and are recorded at the exchange amount.  The Corporation has the following related party balances:

	2010	2009
Included in accounts payable	$	$
- owing to directors for unpaid salaries and directors’ fees	155	172

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

15.

         Segmented Financial Information

The Corporation has been engaged directly or through subsidiaries in the production of and the exploration for precious metals in various geographical locations.

The Corporation’s operating segments have been identified based on geographic areas as follows:

For the year ended December 31, 2010

	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenue from sales	-	22,401	-	-	22,401
Royalty	-	(825)	-	-	(825)
Operating costs	-	(12,108)	(1,190)	-	(13,298)
General and administrative	(1,924)	(274)	(206)	-	(2,404)
Interest income	-	2	1	-	3
Amortization		(561)	(5)	-	(566)
Foreign exchange gains/(loss)	(92)	(32)	84	(10)	(50)
Write down of mineral property	-	-	(577)	-	(577)
Other income (expense)	43	(1,040)	-	-	(997)
Income (loss)	(1,973)	7,563	(1,893)	(10)	3,687
Income tax expense	-	(1,430)	-	-	(1,430)
Net income (loss) for the year	(1,973)	6,133	(1,893)	(10)	2,257
Identifiable assets	1,126	15,422	5,367	5,573	27,488
Expenditures on capital assets & mineral properties	-	6,622	37	630	7,290

For the year ended December 31, 2009

	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenue from sales	3	11,556	-	-	11,559
Royalty	-	(240)	-	-	(240)
Operating costs	-	(7,374)	(1,029)	-	(8,403)
General and administrative	(1,750)	(221)	(176)	-	(2,147)
Interest income	77	184	3	-	264
Amortization	-	(412)	(24)	-	(436)
Foreign exchange gains/(loss)	(14)	(103)	390	(25)	248
Write down of mineral property	-	-	-	(1,434)	(1,434)
Other income (expense)	-	(2,502)	-	-	(2,502)
Income (loss)	(1,684)	888	(836)	(1,459)	(3,091)
Income tax expense	-	(859)	-	-	(859)
Net income (loss) for the year	(1,684)	29	(836)	(1,459)	(3,950)
Identifiable assets	1,217	10,231	5,697	4,945	22,090
Expenditures on capital assets & mineral properties	-	860	71	616	1,547

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

For the year ended December 31, 2008

	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenue from sales	12	7,684	-	-	7,696
Operating costs	-	(3,855)	(802)	-	(4,657)
General and administrative	(3,670)	(73)	(153)	-	(3,896)
Interest income	299	78	8	-	385
Amortization	-	(381)	(16)	-	(397)
Foreign exchange gains/(loss)	237	(1,899)	(102)	(112)	(1,876)
Write down of mineral property	-	-	(124)	(1,044)	(1,168)
Other income (expense)	(70)	(526)	5	-	(591)
Income (loss) continuing operations	(3,192)	1,028	(1,184)	(1,156)	(4,504)
Discontinued operations loss	-	-	(436)	-	(436)
Income tax expense	-	-	-	-	-
Net income (loss) for the year	(3,192)	1,028	(1,620)	(1,156)	(4,940)
Identifiable assets Operations	3,658	8,798	5,384	5,817	23,657
Expenditures on capital assets & mineral properties	-	90	253	2,680	3,023

16.

Contingent Liabilities

In the Share Sale Agreement dated May 12, 2006 pursuant to which the Corporation purchased 100% of the shares of Blanket, the Corporation agreed that it would, as soon as reasonably practicable after the Closing of the Agreement, cause Blanket to implement a share incentive scheme considered by the Directors to be in the best interests of Blanket, pursuant to which a percentage of the shares of Blanket will be deposited in a Trust for the benefit of the management and employees of Blanket.  As at December 31, 2010 no scheme had been established, nor were any shares of Blanket deposited in a Trust for the purposes of such a scheme.  The Corporation and the Board of Directors of Blanket have delayed the establishment of the required scheme pending clarity of the anticipated Zimbabwe laws relating to the indigenization of the mining industry, as it is recognized that the Zimbabwean laws when enacted, will likely have a material impact on the structure of the proposed scheme and the percentage of the issued shares of Blanket required to be put into trust for the purposes of the scheme.

The Corporation and its subsidiaries are subject to various claims that arise in the normal course of business. Management believes that the aggregate contingent liability of the Corporation arising from these claims is immaterial and therefore no provision has been made.

17.

Capital Commitments

Prior to December 31, 2010 Blanket Mine had placed orders for the purchase of various items of a capital nature including two 2.5 MVA generator sets and the ancillary equipment. The generator sets along with ancillary equipment has a future liability value of approximately $2,197.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

18.

Comparative figures

Comparative figures for 2009 and 2008 have been restated due to the fact that Eersteling Gold Mine is no longer disclosed as an asset for sale as no acceptable offer has been received since 2008. The mine remains on the market for sale as the Board has not revised their decision to sell the asset. Discontinued operations now only relates to Barbrook Mine that was sold in 2008.

Certain prior period figures have been reclassified to conform to the current presentation.

19.

Financial Risk Exposure and Risk Management

The Corporation is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Corporation assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Corporation’s Audit Committee oversees management’s compliance with the Corporation’s financial risk management policy.

The fair value of the Corporation’s financial instruments approximates their carrying value unless otherwise noted. The types of risk exposure and the way in which such exposures are managed are as follows:

(a) Currency Risk

As the Corporation operates in an international environment, some of the Corporation’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of the Corporation’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Corporation are reported in Canadian dollars in the Corporation’s consolidated financial statements.

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of the Corporation and may also affect the value of the Corporation’s assets and the amount of shareholders’ equity.

As noted below, the Corporation has certain financial assets and liabilities denominated in foreign currencies. The Corporation does not use any derivative instruments to reduce its foreign currency risks.

Below is a summary of the cash or cash equivalents items denominated in a currency other than the Canadian dollar that would be affected by changes in exchange rates relative to the Canadian dollar. The values are the Canadian dollar equivalent of the respective asset or liability that is denominated in a currency other than the Canadian dollar.

	2010		2009
C$‘000s	US Dollars	SA Rand	US Dollars	SA Rand
Cash	1,054	13	1,230	40
Bank overdraft	747	-	588	-
Accounts receivable	1,705	578	2,122	233
Accounts payable	1,637	902	1,658	689

The table below illustrates by how much a 5% change in the rate of exchange between the Canadian dollar and the currencies above will affect net income.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

	2010		2009
C$‘000s	US Dollars	SA Rand	US Dollars	SA Rand
Cash	53	1	59	2
Bank overdraft	37	-	29	-
Accounts receivable	85	29	106	11
Accounts payable	82	45	83	33

(b) Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Corporation is not exposed to significant interest rate risk as it is debt free apart from short term borrowings utilized in Zimbabwe.  The Corporation’s cash and cash equivalents earn interest at market rates. The Corporation manages its interest rate risk by endeavoring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Corporation’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

Cash held in foreign banks is subject to the interest rates ruling in those particular countries and this can have an effect on the results of the Corporation due to higher interest rates being paid in African countries compared to Canada. Cash held in interest bearing accounts amounted to $1,145 ($1,624- 2009) and short term borrowings in Zimbabwe were $747 ($588 – 2009). At December 31, 2010, with all other variables unchanged, a 1% change in interest rates would result in an increase of interest expense of $8 ($6 expense – 2009).

The interest payable by RBZ on the Bonds is subject to the same recovery risk as the principle amount and has therefore been written off to Nil.

Fluctuations in market interest rates have not had a significant impact on the Corporation’s results of operations.

 (c) Credit Risk

Credit risk is the risk of a financial loss to the Corporation if a gold sales customer fails to meet its contractual obligation. Credit risk arises principally from the Corporation’s Gold Bonds payable by the RBZ. The amount owing by the RBZ is only increasing by the amount of accrued interest due as gold is no longer sold to the RBZ. Future credit exposure to RBZ is limited to the recovery of the value of the Gold Bonds.

Current gold sales are made to Rand Refineries in South Africa and the payment terms are stipulated in the service delivery contract and are adhered to in all instances.

The Company’s cash is invested in interest bearing accounts at a major South African bank. Because of these circumstances, the Company does not believe it has a material exposure to credit risk.

(d) Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

The Corporation manages its liquidity by ensuring that there is sufficient capital to meet its likely cash requirements, after taking into account cash flows from operations and the Corporation’s holdings of cash and cash equivalents. The Corporation believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

Since the inception of dollarization in Zimbabwe certain insurance cover has been reinstated. The Zimbabwean operations are now covered for Public Liability risk, all risk cover on plant and equipment and Comprehensive cover on all motor vehicles.

 (e) Commodity Price Risk

The value of the Corporation’s mineral resource properties is related to the price of gold, platinum, copper and cobalt, and the outlook for these minerals. In addition, adverse changes in the price of certain operating consumables can significantly impair the Corporation’s cash flows.

Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Corporation's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and macro-economic variables, and certain other factors related specifically to gold.

As Blanket has a license to export its gold to a refiner of its choice it is paid full value in USD for the gold sold. Blanket sells gold at the spot price prevailing in the market from time to time.

20.               Capital Management

The Corporation’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties.

The Corporation’s capital includes shareholder’s equity, comprising issued common shares, contributed surplus, accumulated deficit and accumulated other comprehensive income.

The Corporation’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns for shareholders, accommodate any asset retirement obligation and to pursue growth opportunities.

In order to maximize ongoing exploration efforts, the Corporation does not pay dividends.

As at December 31, 2010, the Corporation is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

Shareholders’ Equity
	As at December 31, 2010	As at December 31, 2009
Issued common shares	196,125	196,125
Contributed surplus	2,305	1,951
Accumulated Other comprehensive income/(loss)	(1,061)	(550)
Deficit	(178,527)	(180,784)
Total	18,842	16,742

The increase in accumulated other comprehensive loss is attributable to the adoption of the current rate method of translation of the Zimbabwean operations from US dollars into Canadian dollars as explained in Foreign Currency Translations policy. During 2010 $466 (2009 - $600) was charged to other comprehensive income as a result of the translation of Blanket.

21.

         Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution required by Blanket for the year ended December 31, 2010 was $227 ($121 – 2009).

22.

          Subsequent Events

Zimbabwe Indigenisation announcement

On March 25, 2011 the Zimbabwe Government issued a General Notice via a Government Gazette which announced the following indigenization regulations applicable to the mining sector:

- all non-indigenous mining companies would have to transfer a 51% ownership stake,

- only designated entities, as defined, could be considered as indigenous partners,

- the valuation of the business must be agreed by the Minister and the Company,

- the value of sovereign ownership of mineral resources of exploited and unexploited minerals is to be taken into account in determining the valuation,

- all non-indigenous mining companies have to file an implementation plan by May 9, 2011 and,

- the plan must be implemented within six months of March 25, 2011 and after the approval of the implementation plan.

The consequences and enforceability of the General Notice are currently being reviewed by the industry and further communication will be issued in due course.

Any divestiture of ownership in Blanket Mine will require prior shareholder approval.

Zimbabwe Monetary Policy announcement.

In the Monetary Policy Statement released in January 2011, the RBZ again failed to announce a revised redemption date for the Special Tradable Gold-backed Foreign Exchange Bonds.

The Bonds were created in February 2009 with an initial redemption date of July 2009 which was subsequently extended a number of times to July 31, 2010. No redemption took place and no further date was announced.

Banking facilities in Zimbabwe

In January 2011 the $2,5 million facility granted to Blanket was extended on the same terms and conditions for a further 180 day period expiring on July 30, 2011.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

Share Option grant

In January 2011, the Board granted 16,460,000 share options as an incentive to directors, officers and employees of the Company at an exercise price of $0.13 per Caledonia common share expiring on January 31, 2016.

On January 09, 2011 6,500,000 unexercised share options expired.

23.

          Generally Accepted Accounting Principles in Canada and the United States

The Corporation’s accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

(a)

Mineral Properties

US GAAP requires that expenditures on mineral properties with no proven reserves be reflected as expenses in the period incurred.

(b)    Employee and Directors Stock Options

Effective January 1, 2003, the Corporation has, for US reporting purposes, prospectively applied the fair-value recognition provisions of Accounting Standards Codification Topic 718. Under Canadian GAAP, effective January 1, 2002 on a prospective basis, the Corporation adopted the CICA policy of accounting for stock based compensation. Prior to adoption no compensation expense on stock options granted to directors, officers and employees, was recorded. However, disclosure of the effects of accounting for the compensation expense, utilizing the fair value method estimated using the Black-Scholes Option Pricing Model, was disclosed as pro-forma information. For 2002, a compensation expense was shown reflecting the intrinsic value attributable to stock options granted to directors, officers and employees.

Under Canadian GAAP, effective January 1, 2003 on a prospective basis, the Corporation commenced the expensing of all stock based compensation for new stock option grants applying the fair value method estimated by using the Black-Scholes Option Pricing Model.

Recently Issued United States Accounting Standards

Effective July 1, 2009, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) became the single official source of authoritative, non-governmental U.S. GAAP. The historical U.S. GAAP hierarchy was eliminated and the ASC became the only level of authoritative U.S. GAAP, other than guidance issued by the SEC. The Corporation’s accounting policies were not affected by the conversion to ASC.

Business Combinations

In April 2009, the FASB issued a pronouncement on what is now codified as ASC Topic 805, Business Combinations. This pronouncement issued authoritative guidance on accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies, which amends the provisions related to the initial recognition and measurement, subsequent measurement and disclosure of assets and liabilities arising from contingencies in a business combination under previously issued guidance. The authoritative guidance requires that such contingencies be recognized at fair value on the acquisition date if fair value can be reasonably estimated during the allocation period. The new guidance is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, and was adopted by the Corporation on January 1, 2009. The adoption of this new guidance had no material impact on the Corporation’s financial position, results of operations or cash flows.

Financial instruments

In April 2009, the FASB issued a pronouncement on what is now codified as ASC Topic 825, Financial Instruments. This pronouncement issued new accounting guidance addressing the interim disclosures about the fair value of financial instruments, which amended the previous disclosures regarding the fair value of financial instruments, and interim financial reporting. This new guidance requires disclosures about the fair value of financial instruments in interim financial statements, in addition to the annual financial statements as already required. This new accounting guidance became effective for interim periods ending after June 15, 2009. The adoption of this new guidance had no material impact on the Corporation’s financial position, results of operations or cash flows.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

Subsequent Events

In May 2009, the FASB issued a pronouncement on what is now codified as ASC Topic 855, Subsequent Events. This pronouncement issued authoritative guidance in accounting for subsequent events which establishes general standards of accounting for and disclosures of events that occur after balance sheet date but before financial statements are issued or are available to be issued.

Specifically, ASC Topic 855 provides:

?

The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;

?

The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and

?

The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

This accounting guidance was effective for interim or fiscal periods ending after June 15, 2009 and was adopted by the Corporation during the quarter ended June 30, 2009. This guidance did not have a material impact on the Corporation’s financial position, results of operations, or cash flows.

The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

In June 2009, the FASB issued ASC Topic 105-10, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" which established the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative GAAP to be applied by nongovernmental entities. The Codification is a new structure which took existing accounting pronouncements and organized them by accounting topic. Relevant authoritative literature issued by the Securities and Exchange Commission (“SEC”) and select SEC staff interpretations and administrative literature was also included in the Codification. All other accounting guidance not included in the Codification is non-authoritative. The Codification was effective for interim and annual periods ending after September 15, 2009. The adoption of the Codification did not have an impact on the Corporation’s consolidated financial position, results of operations or cash flows.

Measuring Liabilities at Fair Value.

 On August 28, 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, Measuring Liabilities at Fair Value. The ASU provides guidance on how to measure the fair value of liabilities when observable market information is not available. If a quoted price in an active market for an identical liability is available it should be used to value the liability. In circumstances when a quoted price in an active market for an identical liability is not available, the ASU requires that the fair value of the liability be measured using one or more of the following techniques:

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

•

A valuation technique that uses:

o

The quoted price of the identical liability when traded as an asset

o

Quoted prices for similar liabilities or similar liabilities when traded as assets

•

Another valuation technique that is consistent with the principles of ASC Topic 820, Fair Value Measurements and Disclosures, such as an income approach or a market approach.

When using the quoted price of an identical liability when traded as an asset, an entity:

•

Should  adjust for factors that are not applicable to the fair value of the asset price of the liability (e.g., the quoted price of the asset includes the effect of third-party credit guarantees)

•

Should not adjust the asset price for the effect of a restriction preventing the sale of the asset.

If a quoted price for an identical liability when traded as an asset in an active market is available, the asset price is considered to be a Level 1 fair value measurement for the liability, provided that no adjustment(s) to the quoted price of the asset is required.

The ASU is effective for the first reporting period (including interim periods) beginning after issuance. Early adoption is permitted. The adoption of this guidance did not have a material impact on the Corporation’s financial position, results of operations, or cash flows

Fair Value Measurements and Disclosures

On November 1, 2009, the Corporation adopted authoritative guidance for fair value measurements which is now codified as ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This authoritative guidance addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. The adoption of this guidance did not have a material impact on the Corporation’s financial position, results of operations, or cash flows.

The FASB has issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. The FASB’s objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, ASU 2010-06 amends Codification Subtopic 820-10 to now require:

?

A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and

?

In the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

In addition, ASU 2010-06 clarifies the requirements of the following existing disclosures:

?

For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and

?

A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.

ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted. The adoption of this amendment will not have an impact on the Corporation’s consolidated financial position, results of operations or cash flows.

Other recent accounting pronouncements

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) and the United States Securities and Exchange Commission did not or are not believed to have a material impact on the Corporation's present or future consolidated financial position.

The impact of the foregoing on the consolidated financial statements is as follows:

(a)

 Statement of operations and comprehensive income

	2010	2009	2008
	$	$	$

Income(Loss) per Canadian GAAP from continuing operations	2,257	(3,950)	(4,504)
Mineral property expenditure with no proven reserves (expensed) or previously expensed under US GAAP	(90)	774	(2,188)
Net income (loss) from continuing operations	2,167	(3,176)	(6,692)
Discontinued operations loss	-	-	(436)
Net income (loss) available for common shareholders	2,167	(3,176)	(7,128)
Net income (loss)	2,167	(3,176)	(7,128)
Other comprehensive (loss)/gain	-	47	60
Reclassification to gain on sale of investment	(45)	-	-
Translation loss at Blanket Mine	(466)	(600)	-
Total comprehensive Income (loss)	1,656	(3,729)	(7,068)
Net income (loss) per share
Basic and diluted from continuing operations	0.004	(0.006)	(0.013)
Basic and diluted from discontinued operation	-	-	(0.001)
Basic and diluted income/(loss) per share for the year	0.004	(0.006)	(0.014)

Amortization for Canadian GAAP on Blanket’s assets is calculated on the straight line basis over the life of mine of Blanket. No adjustment is made for this US GAAP reconciliation as the unit of production basis of amortization would result in an amortization charge of materially the same amount.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

(b)

   Balance Sheets

	2010	2009
	$	$

Total assets per Canadian GAAP	27,488	22,090
Mineral properties with no proven reserves expensed	(9,489)	(9,399)
Total assets per US GAAP	17,999	12,691

Total liabilities per Canadian and US GAAP	8,646	5,348

Shareholders’ equity
Shareholders’ equity per Canadian GAAP	18,842	16,742
Mineral properties with no proven reserves expensed	(9,489)	(9,399)
Shareholders’ equity per US GAAP	9,353	7,343

Total liabilities & shareholder’s equity per US GAAP	17,999	12,691

(c)     Statement of Cash Flows

	2010	2009	2008
Cash provided by (used in)	$	$	$

Operating activities for operations per Canadian GAAP	6,568	(1,037)	(3,316)
Mineral properties expenditure by operations	(667)	(660)	(2,188)
Operating activities per US GAAP	5,901	(1,697)	(5,504)

Investment activities for operations per Canadian GAAP	(7,239)	(1,547)	6,336
Mineral properties expenditure	667	660	2,188
Investment activities per US GAAP	(6,572)	(887)	8,524

Financing Activities per Canadian and US GAAP	187	588	1,106

Effects of foreign currency translations on cash per Canadian and US GAAP	6	(35)	(112)
Increase (decrease) in cash from continuing operations	(478)	(2,031)	4,014
Cash flows from discontinued operations per Canadian and US GAAP	-	-	(436)
Increase (decrease) in cash for the year	(478)	(2,031)	3.578
Cash and cash equivalents, beginning of year	1,623	3,654	76
Cash and cash equivalents, end of year	1,145	1,623	3,654

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

Directors and Management at March 31, 2011

BOARD OF DIRECTORS	OFFICERS
C. R. Jonsson (2) (3) (4) (5) - Chairman	C. R. Jonsson - Chairman
Principal of Tupper Jonsson& Yeadon	Corporate Secretary
Barristers & Solicitors	Principal of Tupper Jonsson& Yeadon
Vancouver, British Columbia,	Barristers & Solicitors
Canada	Vancouver, British Columbia,
Canada

S. E. Hayden(3) (4) (5)	S. E. Hayden
President and Chief Executive Officer	President and Chief Executive Officer
Johannesburg, South Africa	Johannesburg, South Africa

J. Johnstone (1)	S. R. Curtis
Retired Mining Engineer	Vice-President Finance and Chief Financial officer
Gibsons, British Columbia, Canada	Johannesburg, South Africa

F C. Harvey (1)	Dr. T. Pearton
Retired Executive	Vice-President Exploration
Oakville, Ontario, Canada	Johannesburg, South Africa

R. W. Babensee (1) (2)	J.M. Learmonth
Chartered Accountant - Retired	Vice-President Business Development
Toronto, Ontario, Canada	Johannesburg, South Africa

S. R. Curtis (5)
Vice-President Finance and Chief Financial officer
Johannesburg, South Africa

BOARD COMMITTEES
(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance Committee
(4) Nominating Committee
(5) Disclosure Committee

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

CORPORATE DIRECTORY	SOLICITORS
CORPORATE OFFICES	Tupper, Jonsson & Yeadon
Canada - Head Office	1710-1177 West Hastings St, Vancouver,
Caledonia Mining Corporation	British Columbia V6E 2L3 Canada
Suite 1201, 67 Yonge Street
Toronto, Ontario M5E 1J8 Canada	Borden Ladner Gervais LLP
Tel:(1)(416) 369-9835 Fax:(1)(416) 369-0449	Suite 4100, Scotia Plaza
info@caledoniamining.com	40 King Street West
Toronto, Ontario M5H 3Y4 Canada
South África – África Office
Greenstone Management Services (Pty) Ltd. AUDITORS	AUDITORS
P.O. Box 834 BDO Dunwoody LLP	BDO Canada LLP
Saxonwold 2132 Chartered Accountants	Chartered Accountants
South Africa Suite 3300, 200 Bay Street	Suite 3300, 200 Bay Street
Tel: (27)(11) 447-2499 Fax: (27)(11) 447-2554	Royal Bank Plaza, South Tower
Toronto, Ontario M5J 2J8 Canada
Zambia
Caledonia Mining (Zambia) Limited	REGISTRAR & TRANSFER AGENT
P.O. Box 36604	Equity Transfer Services Inc.
Lusaka, Zambia Suite 400 200 University Ave	Suite 400 200 University Ave.
Tel:(260)(1) 29-1574 Fax(260)(1) 29-2154	Toronto, Ontario M5H 4H1 Canada
Tel: (416) 361 0152 Fax: (416) 361 0470

BANKERS
Zimbabwe	Canadian Imperial Bank of Commerce
Caledonia Holdings Zimbabwe (Limited)	6266 Dixie Road
P.O. Box CY1277	Mississauga, Ontario L5T 1A7 Canada
Causeway, Harare
Zimbabwe	NOMADS AND BROKERS (AIM)
Tel: (263) (4) 701 152/4 Fax: (263)(4) 702 248	Collins Stewart Europe Limited
88 Wood Street
CAPITALIZATION at March 29, 2011 RBC Capital Markets	London EC2V 7QR
Authorised: Unlimited 71 Queen Victoria Street	Fax: +44 20 7523 8134
Shares, Warrants and Options Issued:
Common Shares: 500,169,280 Tel: +44 20 7653 4000	SHARES LISTED
Warrants: Nil	Toronto Stock Exchange Symbol “CAL”
Options: 42,540,000	NASDAQ OTC BB Symbol "CALVF"
London “AIM” Market Symbol “CMCL”
Web Site: http://www.caledoniamining.com